TURNER FUNDS
                             Secretary's Certificate
                        Amendment to Declaration of Trust



         The undersigned, Edward B. Baer, being the duly elected and acting Assistant Secretary of Turner Funds (the "Trust"), a Massachusetts business trust, DOES HEREBY CERTIFY that the following is true and a correct copy of the resolution adopted amending Article I Section 1, pursuant to Article IX Section 9 of the Agreement and Declaration of Trust, by the Board of Trustees of the Trust at the meeting held on February 21, 1997:

         VOTED: That the name of the Trust be, and it hereby is, changed to TIP Funds (the "Trust").

         Witness my hand this 31st day of March, 1997


                                             /s/ Edward B. Baer
                                             -----------------------
                                             Edward B. Baer
                                             Assistant Secretary